THE CHARLES SCHWAB CORPORATION

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Earnings before taxes on earnings	$386	$338	$780	$351

Fixed charges
Interest expense :
Deposits from banking clients	16	25	33	56
Payables to brokerage clients	—	1	1	1
Long-term debt	27	19	54	39
Other	2	—	2	—

Total	45	45	90	96
Interest portion of rental expense	15	14	30	28

Total fixed charges (A)	60	59	120	124

Earnings before taxes on earnings and fixed charges (B)	$446	$397	$900	$475

Ratio of earnings to fixed charges (B) ÷ (A) (1)	7.4	6.7	7.5	3.8
Ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense (2)	9.8	11.2	10.1	6.2

(1)

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense, reflects the elimination of such interest expense as a fixed charge.